MER Telemanagement Solutions Ltd.
                                22 Zarhin Street
                                 Ra'anana 43662

                                 March 11, 2004


VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0306

             Re:   Mer Telemanagement Solutions Ltd.
                   Registration Statement on Form F-3
                   (File No. 333-11644)
                   Request for Withdrawal
                   ----------------------

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, Mer Telemanagement Solutions Ltd. (the "Company") hereby makes application to withdraw its Registration Statement on Form F-3, File Number 333-11644 (the "Registration Statement"), relating to the offering of 195,000 ordinary shares (the "Ordinary Shares") of the Company, par value NIS.01 per share.

         The Shares were issuable to a financial consultant and to the underwriters of our initial public offering upon the exercise of warrants, as described in the Registration Statement. The warrants have expired and no securities have been sold under the Registration Statement since May 2000.

         Accordingly, we request that the Securities and Exchange Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

         Should you have any questions regarding this matter, please call our attorney, Steven J. Glusband of Carter Ledyard & Milburn, at (212) 238-8605.

                                          Sincerely,
                                          Mer Telemanagement Solutions Ltd.


                                          By: /s/Yossi Brikman
                                              ----------------
                                                Yossi Brikman
                                                Chief Financial Officer
cc: Steven J. Glusband, Esq.